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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22127				Date examination completed: 2/7/2020
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Columbia Funds Variable Series Trust II
4. Address of principal executive office (number, street, city, state, zip code): 225 Franklin St, Boston, MA, 02110

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC ís Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company ís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

2

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

February 7, 2020

With respect to securities reflected in the investment account of the fund which are sub-advised by J.P. Morgan Investment Management Inc. (“JPMIM”), we, as members of management of Variable Portfolio - Partners Core Bond Fund (the “Fund”), a series of Columbia Funds Variable Series Trust II, are responsible for ensuring the Fund complies with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 1, 2019, and from July 15, 2019 through August 1, 2019.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 1, 2019, and from July 15, 2019 through August 1, 2019, with respect to securities reflected in the investment account of the Fund which are sub-advised by JPMIM.

Columbia Funds Variable Series Trust II - Variable Portfolio - Partners Core Bond Fund

/s/ Christopher O. Petersen
Christopher O. Petersen – President and Principal Executive Officer
Columbia Funds Variable Series Trust II

/s/ Michael G. Clarke
Michael G. Clarke – Chief Financial Officer, Principal Financial Officer and Senior Vice President
Columbia Funds Variable Series Trust II

/s/ Joe Beranek
Joe Beranek – Treasurer, Chief Accounting Officer and Principal Financial Officer
Columbia Funds Variable Series Trust II

Report of Independent Accountants

To the Board of Trustees of Columbia Funds Variable Series Trust II

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the investment account of Variable Portfolio—Partners Core Bond Fund (the “Fund”), a series of Columbia Funds Variable Series Trust II, that is sub-advised by J.P. Morgan Investment Management Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 1, 2019. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 1, 2019, and with respect to agreement of security purchases and sales, for the period from July 15, 2019 (the date of our last examination), through August 1, 2019:

•

Reconciliation of all securities shown on the books and records of the J.P. Morgan Investment Management Inc. sub-advised investment account of the Fund to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•	Count and inspection of all securities located in the vault of the Custodian at 4 Chase Metrotech Center, New York, NY 11245;

•

Confirmation of all securities of the J.P. Morgan Investment Management Inc. sub-advised investment account of the Fund held at the Depository Trust Company and the Federal Reserve Bank of New York (the “depositories”) in book entry form and agreement of security totals to review the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian for a sample of securities; and

•

Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the J.P. Morgan Investment Management Inc. sub-advised investment account of the Fund to broker confirmations or, where broker replies were not received, the application of alternative procedures.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

PricewaterhouseCoopers LLP, 45 South 7th Street, Suite 3400, Minneapolis, Minnesota 55402
T: (612) 596 6000; F: (612) 373 7160, www.pwc.com/us

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 1, 2019 with respect to securities reflected in the investment account of the Fund which are sub-advised by J.P. Morgan Investment Management Inc. is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Columbia Funds Variable Series Trust II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

February 7, 2020

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